UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                XO Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)          / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
                     0

8  SHARED VOTING POWER
                     126,936,253

9  SOLE DISPOSITIVE POWER
                     0

10 SHARED DISPOSITIVE POWER
                     126,936,253

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     126,936,253

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     58.5%

14 TYPE OF REPORTING PERSON*
                     IN

                                                     SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  Tramore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a) / /
                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14       TYPE OF REPORTING PERSON*
                  OO

                                            SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  Cardiff Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a) / /
                 (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  126,936,253

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  126,936,253

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  126,936,253

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.5%

14       TYPE OF REPORTING PERSON*
                  OO

                                            SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) / /
                    (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  126,936,253

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  126,936,253

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  126,936,253

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                            SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) / /
                   (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  126,936,253

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  126,936,253

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  126,936,253

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                            SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) / /
                   (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  126,936,253

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  126,936,253

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  126,936,253

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                            SCHEDULE 13D

CUSIP No. 98417K106

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) / /
                   (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  126,936,253

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  126,936,253

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  126,936,253

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  58.5%

14       TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D


Item 1.  Security and Issuer

     This statement constitutes Amendment No. 8 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006 and Amendment No. 7 filed on March 31, 2006 (as amended by Amendments Nos. 1, 2 ,3, 4, 5, 6 and 7, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.


Item 5.   Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

     (a) On April 28, 2006, Cardiff sold in a private sale to "qualified institutional buyers" an aggregate of 1,725,000 Convertible Preferred Shares for an aggregate sale price of $110,520,750 or $64.07 per share. Tramore does not beneficially own any Shares. As of May 1, 2006 (after giving effect to such sale), the Filing Persons (other than Tramore) may be deemed to beneficially own in the aggregate 126,936,253 Shares constituting approximately 58.5% of the outstanding Shares (based upon (i) 181,933,035 Shares stated to be issued and outstanding by the Issuer, (ii) 91,945,386 Shares beneficially held by the Filing Persons, (iii) 10,202,455 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons and (iv) 24,788,412 Shares issuable upon conversion of the 2,075,000 Convertible Preferred Shares beneficially held by the Filing Persons. The 126,936,253 Shares beneficially owned by the Filing Persons reflect an aggregate of 25,753 Shares and an aggregate of 128,775 Shares issuable upon exercise of the Warrants, in each case that were delivered to the Filing Persons on April 19, 2006 pursuant to the Issuer's Third Amended Plan of Reorganization, which was approved by the bankruptcy court on November 15, 2002. In addition, the 24,788,412 Shares issuable upon conversion of the 2,075,000 Convertible Preferred Shares beneficially owned by the Filing Persons reflect the private sale by Cardiff to "qualified institutional buyers" of an aggregate of 1,725,000 Convertible Preferred Shares on April 28, 2006 for an aggregate sale price of $110,520,750 or $64.07 per share.

ACF Holding may, by virtue of its ownership of approximately 98% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 126,936,253 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 126,936,253 Shares.

     (c) On April 28, 2006, Cardiff sold in a private sale to "qualified institutional buyers" an aggregate of 1,725,000 Convertible Preferred Shares for an aggregate sale price of $110,520,750 or $64.07 per share. No other transactions in the Shares were effected within the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2006

TRAMORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CARDIFF HOLDING LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ACF INDUSTRIES HOLDING CORP.

         By:      /s/ Keith Cozza
         Name: Keith Cozza
         Title: Vice President

HIGHCREST INVESTORS CORP.

         By:      /s/ Keith Cozza
         Name: Keith Cozza
         Title: Vice President

BUFFALO INVESTORS CORP.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title:  President

STARFIRE HOLDING CORPORATION

         By:      /s/ Keith Cozza
         Name: Keith Cozza
         Title: Treasurer


/s/ Carl C. Icahn_____________
CARL C. ICAHN

 [Signature Page of Amendment No. 8 to Schedule 13D - XO Holdings, Inc.
                      Sale of 1,725,000 Preferred Shares]